SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”)

held on October 23, 2019

1.               Date, Time and Place: On October 23, 2019, at 12:00 p.m., at the Company’s headquarters, in the City and State of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj. 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900 by conference call.

Call Notice and Attendance: The following board members attended the meeting: (i) Leo Julian Simpson; (ii) Antonio Carlos Romanoski; (iii) Eduardo Larangeira Jácome; and (iv) Thomas Cornelius Azevedo Reichenheim, (v) Denise dos Passos Ramos, as identified below, therefore, the quorum of installation was verified, pursuant to Article 19 of the Company’s Bylaws, and Mr. Roberto Luz Portella and Mr. Nelson Sequeiros Rodriguez Tanure were absent.

2.               Composition of the Board: Chairman, Mr. Leo Julian Simpson; and Secretary, Mrs. Renata Monteiro Azevedo Melo.

3.               Agenda: Discuss and deliberate on: (i) the ratification of the drawing up of deeds of real properties located in the district of Moema, in the City of São Paulo and the approval of the real estate project; (ii) the ratification of the signature of the Purchase and Sale and Stock Redemption Agreement and the rollout of new Gafisa Desenvolvimento Urbano; (iii) the approval of signature of the Non-Binding Memorandum of Understanding with Wotan Realty; (iv) the approval of signature of the Non-Binding Memorandum of Understanding referring to Osasco real property; (v) the summoning of an Extraordinary Shareholders’ Meeting for shareholders’ resolution on items above; and (vi) the execution by the Company’s Board of Executive Officers of all complementary acts necessary to formalize the subject-matters of this Agenda.

4.               Resolutions: After discussing the matters of the agenda, the attending Company’s board members unanimously resolved on the following, observing the exception of item 4.3 below:

4.1.           To ratify the drawing up of deeds of real properties located in the district of Moema, on October 17, 2019, referring to the Cotovia project, both located in the City and State of São Paulo and approve the real estate project in such location;

4.2.           To ratify the execution, on October 18, 2019 of the Purchase and Sale, Stock Redemption, Corporate Restructuring Agreement and Other Covenants (“Agreement”), with Alphaville Urbanismo S.A. (“Alphaville”) and Private Equity AE Investimentos e Participações S.A. and its affiliates, aiming at setting forth the terms and conditions to put into effect Gafisa’s divestment in Alphaville.

4.2.1.       To declare that Alphaville will pay off the Redemption Value, as set out in the Agreement, by means of payment in kind of quotas issued by the special-purpose entity (“SPE”), to be received by the Company.

4.2.2.      After receiving the quotas, the SPE corporate name shall be altered to Gafisa Desenvolvimento Urbano Ltda.

4.3.           To approve, with board member Mrs. Denise dos Passos Ramos abstaining from voting, the execution of the non-binding Memorandum of Understanding with Wotan Realty Ltda. and Wotan Capital LLP, for potential incorporation of projects referred to as (i) Costa do Peró; (ii) Marina do Cabo; (iii) CG3500, and (iv) Freguesia into the Company’s landbank to development of real estate project. The Company shall carry out studies, engage legal counsels and other reasonable appraisals.

4.4.           To approve the Company’s Board of Executive Officers to sign the non-binding Memorandum of Understanding with Estação Osasco Desenvolvimento Imobiliário S.A. (“Estação Osasco”), for a potential acquisition of majority interest by means of a contribution to Estação Osasco’s capital stock, under conditions to be appropriately defined, after due diligence.

4.5.           Once considered the approvals above, and concluded the required analyses, the board members approve to call for a Shareholders’ Meeting of the Company, on date to be properly defined for shareholders to resolve on the matters mentioned above, except for items, purpose of ratification at this present Board of Directors’ meeting, as well as other matters deemed relevant. On this item, the Director Mr. Thomas Cornelius Azevedo Reichenheim proposed that, at the general meeting to be summoned, the members of the Company's Board of Directors shall be ratified.

4.6.           In addition, the board members authorize the Company’s Board of Executive Officers to take all complementary acts necessary to formalize the subject-matters of this Agenda.

4.7.           The attending Directors ratify the receipt, on October 18, 2019, of the call for this meeting of the Board, in compliance with the provisions of art. 18 of the Company's Bylaws.

5.               Closing: With no further matters to be discussed, these minutes were read, approved and signed by all Board members. Presiding Board: Leo Julian Simpson, Chairman, Renata Monteiro Azevedo Melo, Secretary. Board members: Antônio Carlos Romanoski, Eduardo Larangeira Jácome, Leo Julian Simpson, Thomas Cornelius Azevedo Reichenheim and Denise dos Passos Ramos.

These minutes are a faithful copy of the original minutes drawn up in the Company’s records.

Renata Monteiro Azevedo Melo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 23, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer